News Release

Alexco Reports Voting Results from Annual General Meeting

June 10, 2014 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) announces the results of matters voted upon at its annual general meeting of shareholders held earlier today. All nominated directors were elected with voting results tabulated as follows:

Nominee	Votes For	Percentage	Votes Withheld	Percentage

Clynton R. Nauman	24,264,537	98.59%	348,257	1.41%
George Brack	24,303,737	98.74%	309,057	1.26%
Terry Krepiakevich	17,887,283	72.67%	6,725,511	27.33%
David H. Searle	23,724,037	96.39%	888,757	3.61%
Rick Van Nieuwenhuyse	17,009,914	69.11%	7,602,880	30.89%
Michael D. Winn	17,905,333	72.75%	6,707,461	27.25%
Richard N. Zimmer	24,297,387	98.72%	315,407	1.28%

In addition, PricewaterhouseCoopers LLP, Chartered Accountants, were re-appointed as auditors with 97.51% voting support. The proposed rolling stock option plan was approved with 73.16% voting support, and the proposed restricted share unit plan was approved with 95.35% voting support.

About Alexco: Alexco Resource Corp. holds substantially all of the historic, high grade Keno Hill Silver District located in Canada’s Yukon Territory, including the Bellekeno silver mine. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Contact:

Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada